Filed Pursuant to Rule 424(b)(5)
Registration Statement Nos. 333-126204, 333-109428 and 333-53202

PROSPECTUS SUPPLEMENT (To Prospectus dated February 26, 2004)

7,300,000 Shares

Common Stock

We are selling 7,300,000 shares of our common stock.

Our common stock is traded on The Nasdaq National Market under the symbol CVTX. On June 28, 2005, the closing sale price of our common stock as quoted on The Nasdaq National Market was $22.05 per share.

Concurrently with this offering of common stock, we are selling $130,000,000 principal amount of 3 1/4% senior subordinated convertible notes due 2013 pursuant to a separate prospectus supplement.

Our business involves significant risks.

See “ Risk Factors” beginning on page S-1 of this prospectus supplement.

	Per Share	Total
Public offering price	$21.60	$157,680,000
Underwriting discounts and commissions	$1.19	$8,672,400
Proceeds, before expenses, to CV Therapeutics	$20.41	$149,007,600

We have granted the underwriters the right to purchase up to an additional 1,050,000 shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares to the underwriters in New York, New York on July 1, 2005.

Lehman Brothers	Merrill Lynch & Co.

Piper Jaffray

SG Cowen & Co.

First Albany Capital

June 29, 2005

You should rely only on information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus include or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or our future clinical or product development, financial performance, regulatory review of our products or product candidates or commercialization efforts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms and other comparable terminology.

These statements reflect only management’s current expectations. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus supplement and the accompanying prospectus are set forth under the heading “Risk Factors” in our most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K/A, as may be updated from time to time by our future filings under the Exchange Act, and elsewhere in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Before you decide whether to purchase any of our common stock offered hereby, in addition to the other information in this prospectus supplement and the accompanying prospectus, you should carefully consider the risk factors set forth under the heading “Risk Factors” on pages 19 through 37 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and pages 24 through 46 of our Annual Report on Form 10-K/A for the year ended December 31, 2004, which are incorporated by reference into this prospectus supplement, as the same may be updated from time to time by subsequent filings under the Exchange Act.

SUMMARY

The following summary is qualified in its entirety by the more detailed information, historical consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement. Investors should carefully consider the information in this prospectus supplement, including the information set forth under “Risk Factors” and the information incorporated by reference in this prospectus supplement. Unless the context otherwise requires, the terms “CV Therapeutics,” “our company,” “we,” “us” and “our” refer to CV Therapeutics, Inc. and its subsidiaries. Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

CV Therapeutics, Inc.

CV Therapeutics, Inc., headquartered in Palo Alto, California, is a biopharmaceutical company focused on the discovery, development and commercialization of new small molecule drugs for the treatment of cardiovascular diseases. We apply advances in molecular biology and genetics to identify mechanisms of cardiovascular diseases and targets for drug discovery. We have multiple clinical development drug candidates, including our lead drug candidate Ranexa™ (ranolazine) for the potential treatment of chronic angina, which is subject to an approvable letter from the United States Food and Drug Administration. We also have several preclinical programs whose objectives are to bring additional drug candidates into human clinical testing. In addition, we have entered into an agreement to co-promote ACEON® (perindopril erbumine) Tablets, an angiotensin converting enzyme inhibitor, or ACE inhibitor, with our strategic partner Solvay Pharmaceuticals, Inc. in the United States.

Approved and Late-Stage Products

In December 2004, we signed a co-promotion agreement with Solvay Pharmaceuticals to co-promote ACEON® in the United States. ACEON® is an angiotensin converting enzyme inhibitor, or ACE inhibitor, with tissue activity approved in the United States for the treatment of hypertension. Also in December 2004, Solvay Pharmaceuticals submitted a supplemental new drug application, or sNDA, for ACEON® to the FDA seeking approval to market the product under a proposed label expansion. The proposed label expansion is based on the EUROPA (EUropean trial on Reduction Of cardiac events with Perindopril in patients with stable coronary Artery disease) study, which assessed the ability of perindopril to reduce cardiovascular death, nonfatal myocardial infarction and cardiac arrest in a broad population of patients who had stable coronary artery disease but not heart failure or substantial hypertension. In the EUROPA study, perindopril significantly reduced relative cardiovascular risk by 20% as assessed by the primary combined study endpoint of cardiovascular death, non-fatal myocardial infarction and cardiac arrest. The FDA initially granted priority review for the sNDA, with a regulatory action date in June 2005. On June 20, 2005, we and Solvay Pharmaceuticals announced that the FDA had informed Solvay Pharmaceuticals that it has extended the regulatory action date by 90 days, with a new action date of September 10, 2005. The purpose of the extension is to allow additional time for clinical site audit and inspection activities at certain EUROPA study sites. We are in the process of hiring and deploying a cardiovascular specialty sales force to promote ACEON® in the United States, consisting of approximately 150-200 field sales personnel.

We are developing our lead drug candidate, Ranexa (ranolazine), for the potential treatment of chronic angina. Unlike current anti-anginal drug therapies, Ranexa appears to exert its anti-anginal activity without depending on reductions in heart rate or blood pressure. If approved by the FDA, Ranexa would represent the first new class of anti-anginal therapy in the United States in more than 25 years. In October 2003, the FDA sent us an approvable letter indicating that Ranexa is approvable, that there is evidence that Ranexa is an effective anti-anginal, and that additional clinical information is needed prior to approval. In April 2005, we announced positive data from the Evaluation of Ranolazine In Chronic Angina, or ERICA, study, which was conducted under the FDA’s special protocol assessment, or SPA, process. We plan to submit an amendment to our new drug application for Ranexa by the end of August 2005, which could lead to product approval from the FDA in a restricted patient population approximately six months after submission. In order to potentially broaden the product labeling for Ranexa, if any, over time, we also reached written agreement with the FDA in August 2004 on a separate SPA agreement for a study of Ranexa that could support potential approval of Ranexa as first-line therapy for patients suffering from chronic angina. In order to obtain potential approval as first-line angina therapy under the SPA, we need to perform a separate successful clinical evaluation of higher doses of Ranexa. The study, if positive, also could result in the approval of Ranexa for the treatment and long-term prevention of acute coronary syndromes. The study, known as Metabolic Efficiency with Ranolazine for Less Ischemia in Non-ST Elevation Acute Coronary Syndromes, or MERLIN TIMI-36, began enrollment in October 2004 and is being conducted by the Harvard-based TIMI Study Group.

Another one of our late-stage compounds is regadenoson, a selective A2A-adenosine receptor agonist for potential use as a pharmacologic agent in myocardial perfusion imaging studies. Regadenoson stresses the heart by increasing coronary blood flow as if the heart were responding to the demands of physical exercise. The selective and specific action of regadenoson on the A2A-adenosine receptor potentially avoids the side effects caused by the less specific action of traditional agents. We initiated a double-blind Phase III clinical trial of regadenoson in October 2003 and a second trial in April 2004. Data from one Phase III trial are expected in the third quarter of 2005, and data from the other Phase III trial are expected by the end of 2005.

Corporate Information

Our executive offices are located at 3172 Porter Drive, Palo Alto, California 94304, and our telephone number is (650) 384-8500. CV Therapeutics, Inc. and the CV Therapeutics logo are our service marks. All other service marks and all brand names or trademarks appearing in this prospectus supplement and the accompanying prospectus are the property of their respective holders.

THE OFFERING

Common stock offered	7,300,000 shares
Common stock to be outstanding after the offering	43,398,517 shares
Use of proceeds	We intend to use the net proceeds from the sale of the common stock offered hereby for general corporate purposes, which may include funding research, development and product manufacturing, product development, including preclinical and clinical trials, preparation and filing of new drug applications and other marketing approval applications, product commercialization, increasing our working capital, reducing indebtedness, acquisitions or investments in businesses, products or technologies that are complementary to our own, and capital expenditures.
Nasdaq National Market symbol	CVTX

The number of shares of our common stock to be outstanding after this offering is based on 36,098,517 shares of common stock outstanding as of June 1, 2005, and does not include, as of the date of this prospectus supplement:

•	7,951,771 shares issuable pursuant to awards outstanding under our equity compensation plans; and

•	2,451,190 shares available for future grant or issuance pursuant to our employee stock purchase plan and other equity compensation plans.

CONVERTIBLE NOTE OFFERING

Concurrently with this offering of common stock, we are offering $130.0 million (or $149.5 million if the underwriters exercise their over-allotment option in full) aggregate principal amount of senior subordinated convertible notes due 2013 to the public, which we refer to herein as the convertible note offering. The convertible note offering is being conducted as a separate public offering by means of a separate prospectus supplement. This offering is not contingent upon the convertible note offering, and the convertible note offering is not contingent upon this offering.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $148.8 million (or $170.2 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and our estimated offering expenses. We estimate that the net proceeds from the sale of convertible notes in the convertible note offering will be approximately $125.9 million (or $144.8 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the offerings for general corporate purposes, which may include funding research, development and product manufacturing, product development, including preclinical and clinical trials, preparation and filing of new drug applications and other marketing approval applications, product commercialization, increasing our working capital, reducing indebtedness, acquisitions or investments in businesses, products or technologies that are complementary to our own, and capital expenditures. We intend to use a portion of the net proceeds from the convertible note offering to redeem all of the outstanding $79.6 million principal amount of our 4 3/4% convertible subordinated notes due 2007. We intend to use approximately $13.2 million of the net proceeds from the convertible note offering (plus an additional approximately $2.0 million if the underwriters’ exercise their over-allotment option in full) to fund the interest escrow account that will be pledged for the exclusive benefit of the holders of the convertible notes.

We have not determined the amounts we plan to spend on the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds of the offerings. We have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus supplement. Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

Our common stock commenced trading publicly on the Nasdaq National Market on November 19, 1996 and is traded under the symbol “CVTX.” The following table sets forth, for the fiscal periods indicated, the high and low sale prices of our common stock as reported on the Nasdaq National Market.

	High	Low
Year Ended December 31, 2003
First Quarter	$21.37	$15.73
Second Quarter	41.50	16.66
Third Quarter	36.65	20.75
Fourth Quarter	24.75	12.20
Year Ended December 31, 2004
First Quarter	$17.48	$13.12
Second Quarter	17.40	12.20
Third Quarter	16.73	11.28
Fourth Quarter	24.70	12.08
Year Ending December 31, 2005
First Quarter	$23.76	$19.15
Second Quarter (through June 28, 2005)	23.73	19.39

The last reported sale price of our common stock on June 28, 2005 was $22.05 per share.

DIVIDEND POLICY

Since our initial public offering, we have not paid dividends on our common stock. We currently anticipate that all of our earnings will be retained for the continued development of our business and we do not anticipate paying any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth the following unaudited information:

•	our actual capitalization as of March 31, 2005; and

•	our pro forma as adjusted capitalization to give effect to the issuance of 7,300,000 shares of common stock in this offering and the issuance of $130.0 million aggregate principal amount of convertible notes in the convertible note offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the redemption of $79.6 million principal amount of our outstanding 4 3/4% convertible subordinated notes due 2007.

	March 31, 2005
	Actual	Pro Forma As Adjusted
	(Unaudited) (dollars in thousands, except share data)
Long-term debt:
3 1/4% senior subordinated convertible notes due 2013	$—	$130,000
2 3/4% senior subordinated convertible notes due 2012	150,000	150,000
2.0% senior subordinated convertible debentures due 2023	100,000	100,000
4 3/4% convertible subordinated notes due 2007	79,645	—

Total long-term debt	329,645	380,000

Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding actual and pro forma as adjusted	—	—
Common stock, $0.001 par value; 85,000,000 shares authorized; 36,022,907 shares issued and outstanding actual and 43,322,907 shares issued and outstanding pro forma as adjusted	703,905	852,639
Accumulated deficit	(630,981)	(632,813)
Deferred stock-based compensation	(10,404)	(10,404)
Accumulated other comprehensive loss	(3,307)	(3,307)

Total stockholders’ equity	59,213	206,115

Total capitalization	$388,858	$586,115

The foregoing table excludes as of March 31, 2005:

•	7,238,743 shares issuable pursuant to awards outstanding under our equity compensation plans; and

•	732,228 shares available for future grant or issuance pursuant to our employee stock purchase plan, and other equity compensation plans.

DILUTION

The historical net tangible book value of our common stock as of March 31, 2005 was $59.2 million, or $1.64 per share. After giving effect to the receipt of the net proceeds from the sale of 7,300,000 shares of common stock in this offering and the redemption of $79.6 million principal amount of our outstanding 4 3/4% convertible subordinated notes due 2007, our pro forma as adjusted net tangible book value as of March 31, 2005 would have been $206.1 million, or $4.76 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.12 per share to existing stockholders and an immediate dilution of $16.84 per share to investors purchasing shares of common stock in this offering.

MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock applicable to “non-U.S. holders” as we define that term below. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

Except as provided in the discussion of estate tax, the term “non-U.S. holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership or any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This summary is limited to holders who hold our common stock as a capital asset. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	persons that are partnerships or other pass-through entities;

•	persons that own, or are deemed to own, more than 5% of our company, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the U.S.;

•	persons who hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the common stock under the constructive sale provisions of the Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Distributions on Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that will first be applied against and reduce the non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30%, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification requirements. In addition, if the non-U.S. holder is a corporation, a “branch profits tax” equal to 30% (or lower applicable treaty rate) may be imposed on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

To claim the benefit of a tax treaty or an exemption from withholding because the dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must either (a) provide a properly executed IRS Form W-8BEN or Form W-8ECI (as applicable) before the payment of dividends or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains (including gain recognized on a sale or other disposition of our common stock) allocable to U.S. sources exceed capital losses allocable to U.S. sources; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock, or the applicable period. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we are currently not and do not anticipate becoming a USRPHC. However, there is no assurance that our determination is correct or that we will not become a USRPHC in the future as a result of a change in our assets or operations.

Even if we are or later become a USRPHC, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest only if you owned directly or indirectly more than 5% of such regularly traded common stock at any time during the applicable period. We believe that our common stock will be “regularly traded on an established securities market.” If we are or were to become a USRPHC, and a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock were not considered to be “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business (except for purposes of the branch profits tax) and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person. In such case, the non-U.S. holder would be subject to withholding on the gross proceeds realized with respect to the sale or other disposition of our common stock and any amount withheld in excess of the tax owed as determined in accordance with the preceding sentence may be refundable if the required information is timely furnished to the IRS.

Backup Withholding and Information Reporting

In general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us an appropriate statement certifying, under penalties of perjury, that you are not a U.S. person. In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

UNDERWRITING

Upon the terms and subject to the conditions contained in an underwriting agreement dated as of the date of this prospectus supplement, the underwriters named below have severally agreed to purchase and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite their names below:

Underwriter	Number of Shares
Lehman Brothers Inc.	2,555,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,555,000
Piper Jaffray & Co.	949,000
SG Cowen & Co., LLC	949,000
First Albany Capital Inc.	292,000

Total	7,300,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.71 per share less than the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters. The total price to the public will be $157,680,000, the total underwriting discounts and commissions will be $8,672,400 and the total gross proceeds to us will be $149,007,600.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,050,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed opposite the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed opposite the names of all underwriters in the preceding table. If the over-allotment option is exercised in full, the total price to the public would be $180,360,000, the total underwriting discounts and commissions would be $9,919,800 and the total proceeds to us would be $170,440,200.

The estimated expenses payable by us in connection with this common stock offering are approximately $250,000, not including the underwriting discounts and commissions, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

We and each of our executive officers and directors have agreed that, without the prior written consent of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we will not, during the period ending 90 days after the date of this prospectus supplement:

•

directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or file any registration statement with respect to any of the foregoing; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the securities to be sold in this offering or the convertible note offering;

•	any shares of common stock issued by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement or any notes sold by us in the convertible note offering;

•	any shares of common stock issued or options or other rights to purchase or receive common stock granted pursuant to our existing employee benefit plans or our stockholder rights’ plan or the issuance of rights under that plan;

•	any shares of common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan;

•	any registration statement on Form S-8 with respect to our employee benefit plans; or

•	up to an aggregate of 250,000 shares that may be sold or otherwise disposed of by our executive officers and directors.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing this offering that could adversely affect investors who purchase shares in this offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray & Co., SG Cowen & Co., LLC and First Albany Capital Inc. and their affiliates have provided, and may in the future provide, investment banking, commercial banking and financial advisory services to us, for which they have in the past received, and may in the future receive, customary fees.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, as amended.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Latham & Watkins LLP, Menlo Park, California. Heller Ehrman LLP, Menlo Park and San Francisco, California will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of CV Therapeutics, Inc. appearing in CV Therapeutics, Inc’s Annual Report (Form 10-K/A) for the year ended December 31, 2004, and CV Therapeutics, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$300,000,000

CV THERAPEUTICS, INC.

DEBT SECURITIES

PREFERRED STOCK

COMMON STOCK

EQUITY WARRANTS

DEBT WARRANTS

We may, from time to time in one or more offerings, sell up to $300,000,000 in the aggregate of:

•	our secured or unsecured debt securities, in one or more series, which may be either senior, senior subordinated or subordinated debt securities;

•	shares of our preferred stock, par value $0.001 per share, in one or more series;

•	shares of our common stock, par value $0.001 per share;

•	warrants to purchase our preferred stock or our common stock;

•	warrants to purchase our debt securities; or

•	any combination of the foregoing.

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

See “ Risk Factors” beginning on page 4 for a discussion of material risks that you should consider before you invest in our securities being sold with this prospectus.

Our common stock is traded on the Nasdaq National Market under the symbol “CVTX.” On February 26, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $16.44 per share. Each share of our common stock includes one right to purchase 1/100th of a share of our Series A junior participating preferred stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 26, 2004.

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement as if we had authorized it. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or a prospectus supplement is delivered or securities are sold on a later date.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future clinical or product development, financial performance or regulatory review of our potential products. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those terms and other comparable terminology.

These statements reflect only management’s current expectations. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are set forth under the heading “Risk Factors” in the section entitled “Business” in our most recent Annual Report on Form 10-K and under the heading “Risk Factors” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Quarterly Report on Form 10-Q, as may be updated from time to time by our future filings under the Securities Exchange Act, and elsewhere in the documents incorporated by reference in this prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Internet site is http://www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the Securities and Exchange Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including information specifically incorporated by reference into our Form 10-K from our definitive proxy statement for our 2003 Annual Meeting of Stockholders;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003;

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 3, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 21, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 19, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 5, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 24, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 1, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 16, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 13, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 3, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 8, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 11, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 17, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 4, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 17, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 17, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 23, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 29, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 10, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2004;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 29, 2004;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2004;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 13, 2004; and

•	the description of our common stock contained in our Registration Statement on Form 8-A (File No. 000-21643), filed with the Securities and Exchange Commission on October 30, 1996.

We are also incorporating by reference all other reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement. The delivery of this prospectus together with a prospectus supplement relating to particular offered securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other securities covered by this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to CV Therapeutics, Inc., Attention: Investor Relations, 3172 Porter Drive, Palo Alto, California 94304 (telephone (650) 384-8500). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information set forth or incorporated by reference in this prospectus, you should carefully consider the risk factors set forth below, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Incorporation by Reference.”

None of our products have been approved by any regulatory authorities and we have never generated any revenues from the commercial sale of our products.

Since our inception in 1990, we have dedicated substantially all of our resources to research and development. Because none of our potential products have been approved by any regulatory authorities, we have not generated any product revenues to date, and do not expect to generate any product revenues until we receive marketing approval and launch one of our products, if at all.

We have applied for our first product approval in the United States, but we have not received any product approvals in the United States for the commercial sale of any of our products. We have not applied for or received any regulatory approvals in any foreign jurisdiction for the commercial sale of any of our products. We intend to file applications for regulatory approval of our products in foreign jurisdictions from time to time in the future. All of our product candidates are either in clinical trials under an Investigational New Drug application, which is a regulatory filing made by a drug sponsor prior to beginning human clinical testing in the United States, or applicable foreign regulatory authority submission, or are in preclinical research and development. In December 2002, we submitted a New Drug Application, which is a filing made by a drug sponsor for marketing approval of a product in the United States, to the United States Food and Drug Administration, or FDA, for Ranexa for the potential treatment of chronic angina. Ranexa is a small-molecule drug in tablet form that, if approved by the FDA, could be taken by patients who suffer from chronic angina. Chronic angina is a debilitating heart condition that is usually characterized by repeated and sometimes unpredictable attacks of chest pain. We have not submitted any other New Drug Applications or equivalent applications to any foreign regulatory authorities for any of our product candidates. None of our products have been determined to be safe or effective in humans for any use.

Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate to regulatory authorities through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We will continue to incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

Drug discovery methods based upon molecular cardiology are relatively new. We cannot be certain that these methods will lead to commercially viable pharmaceutical products. In addition, some of our compounds within our adenosine receptor research, metabolism, atherosclerosis and vascular stenosis programs are in the early stages of research and development. We have not submitted Investigational New Drug applications or commenced clinical trials for these new compounds. We cannot be certain when these clinical trials will commence, if at all. Because these compounds are in the early stages of product development, we could abandon further development efforts before they reach clinical trials.

We cannot be certain that any of our product development efforts will be completed or that any of our products will be shown to be safe and effective. Regulatory authorities have broad discretion to interpret safety and efficacy data in granting approval and making other regulatory decisions. Even if we believe that a product is safe and effective, we cannot assure you that regulatory authorities will interpret the data the same way and we may not obtain the required regulatory approvals. Furthermore, we may not be able to manufacture our products in commercial quantities or market any products successfully.

We expect to continue to operate at a loss and may never achieve profitability.

We cannot be certain that we will ever achieve and sustain profitability. Since our inception, we have been engaged in research, development and pre-commercialization activities. We have generated no product revenues, and must receive regulatory approval for the marketing of a product in a given jurisdiction (for example by FDA approval of our New Drug Application for Ranexa), before we can begin marketing any product and generating any product revenues. As of September 30, 2003, we had an accumulated deficit of $394.4 million. The process of developing and commercializing our products requires significant research and development work, preclinical testing and clinical trials, as well as regulatory approvals and marketing and sales efforts. These activities, together with our general and administrative expenses, are expected to result in operating losses for the foreseeable future. Even if we are able to obtain marketing approvals and generate product revenues, we may not achieve profitability.

If we are unable to secure additional financing, we may be unable to complete our research and development activities or successfully commercialize any of our products.

We may require substantial additional funding in order to complete our research and development activities and commercialize any of our products. In the past, we have financed our operations primarily through the sale of equity and debt securities, payments from our collaborators, equipment and leasehold improvement financing and other debt financing. We have generated no product revenue and do not expect to do so until we receive marketing approval and launch one of our products, if at all. As of September 30, 2003, we estimate that our total operating expenses for the fiscal year ending December 31, 2003 to be approximately $120 million to $130 million. Our annual operating expenses in the future could be greater. For at least the next 24 months, we expect to be able to fund our operations from our cash, cash equivalents and marketable securities, which totaled $461.9 million as of September 30, 2003. However, we may require additional funding prior to that time.

Our need for additional funding will depend on many factors, including, without limitation:

•	the amount of revenue, if any, that we are able to obtain from any approved products, and the time and costs required to achieve those revenues;

•	the timing, scope and results of preclinical studies and clinical trials;

•	the size and complexity of our programs;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost of launching our products;

•	the costs of commercializing our products, including marketing, promotional and sales costs;

•	the cost of manufacturing or obtaining preclinical, clinical and commercial materials;

•	our ability to establish and maintain corporate partnerships;

•	competing technological and market developments;

•	the costs involved in filing, prosecuting and enforcing patent claims; and

•	scientific progress in our research and development programs.

Additional financing may not be available on acceptable terms or at all. If we are unable to raise additional funds, we may, among other things:

•	have to delay, scale back or eliminate some or all of our research and/or development programs;

•	have to delay, scale back or eliminate some or all of our commercialization activities;

•	lose rights under existing licenses;

•	have to relinquish more of, or all of, our rights to product candidates on less favorable terms than we would otherwise seek; and

•	be unable to operate as a going concern.

If additional funds are raised by issuing equity securities, our existing stockholders will experience dilution. There may be additional factors that could affect our need for additional financing. Many of these factors are not within our control.

Any delay in the development of any of our products will harm our business.

All of our products require development, preclinical studies and/or clinical trials, and will require regulatory review and approval, prior to commercialization. Any delays in the development of our products would delay the ability to seek and obtain regulatory approvals, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses. One potential cause of a delay in product development is a delay in clinical trials. Many factors could delay completion of our clinical trials, including without limitation:

•	slower than anticipated patient enrollment;

•	difficulty in obtaining sufficient supplies of clinical trial materials; and

•	adverse events occurring during the clinical trials.

We may be unable to maintain our proposed schedules for Investigational New Drug and equivalent foreign applications and clinical protocol submissions to the FDA and other regulatory authorities, and our proposed schedules for initiation and completion of clinical trials, as a result of FDA or other regulatory action or other factors such as lack of funding or complications that may arise in any phase of a clinical trial program.

Furthermore, even if our clinical trials occur on schedule, the results may differ from those obtained in preclinical studies and earlier clinical trials. Clinical trials may not demonstrate sufficient safety or efficacy to obtain the necessary approvals.

All of our products require regulatory review and approval prior to commercialization. Any delay in the regulatory review or approval of any of our products will harm our business.

All of our products require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our products would delay market launch, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely expensive and uncertain. We may not be able to maintain our proposed schedules for the submission of a New Drug Application or foreign applications for any of our products. If we submit a New Drug Application to the FDA for any of our products, the FDA must decide whether to either accept or reject the submission for filing. We cannot be certain that any of our New Drug Application submissions will be accepted for filing and review by the FDA. We cannot be certain that we will be able to respond to FDA review requests in a timely manner without delaying potential regulatory action. We also cannot be certain that any of our products under development (including Ranexa) will receive a favorable recommendation from any FDA advisory committee or be approved for marketing by the FDA or foreign regulatory authorities. Even if marketing approval of a product is granted, we cannot be certain that we will be able to obtain the labeling claims necessary or desirable for the promotion of the product.

Delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and/or studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and/or the emergence of new information regarding our products or other products. For example, on October 30, 2003 we received an approvable letter from the FDA for our New Drug Application for Ranexa for the treatment of chronic angina. In this letter, the FDA indicated that Ranexa is approvable, there is evidence that Ranexa is an effective anti-anginal, and that additional clinical information is needed prior to approval. On December 9, 2003, the Cardiovascular and Renal Drugs Advisory Committee, which is an advisory committee to the FDA, discussed a range of issues relating to the review of Ranexa for the treatment of chronic angina, without voting on whether or not to approve the product. In light of the FDA’s approvable letter requesting additional clinical information prior to any approval of Ranexa, we are planning one or more additional clinical studies, the results of which could allow us to seek FDA approval. If study completion is delayed, or if the FDA ultimately determines that any new data are insufficient for approval, we expect that any potential approval of Ranexa in the United States would be substantially delayed or could be prevented altogether.

In addition, data obtained from preclinical and clinical activities are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our products. For example, some drugs that prolong the QT interval, which is a measurement of specific electrical activity in the heart as captured on an electrocardiogram, carry an increased risk of serious cardiac rhythm disturbances, or arrhythmias, while other drugs that prolong the QT interval do not carry an increased risk of arrhythmias. Small but statistically significant mean increases in the QT interval were observed in clinical trials of Ranexa. QT interval measurements are not precise and there are different methods of calculating the corrected QTc interval, which is the QT interval as adjusted for heart rate. This uncertainty in the measurement and calculation of QT and QTc intervals can lead to different interpretations of these data. The clinical significance of the changes in QTc interval observed in clinical trials of Ranexa remains unclear, and other clinical and preclinical data do not suggest that Ranexa significantly pre-disposes patients to arrhythmias. Regulatory authorities such as the FDA may interpret the Ranexa data differently, which could delay, limit or prevent regulatory approval of Ranexa.

Similarly, as a routine part of the evaluation of any potential drug, clinical studies are generally conducted to assess the potential for drug-drug interactions that could impact potential product safety. While we believe that the interactions between Ranexa and other drugs have been well characterized as part of our clinical development program, the data are subject to regulatory interpretation and an unfavorable interpretation could delay, limit or prevent regulatory approval of Ranexa.

Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy change over time and can be affected by many factors, including the emergence of new information (including on other products), changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

In addition, the regulatory environment in which our regulatory submissions may be reviewed changes over time. For example, average review times at the FDA for marketing approval applications have fluctuated over the last 10 years, and we cannot predict the review time for any of our submissions. In addition, review times at the FDA can be affected by a variety of factors, including federal budget and funding levels and statutory, regulatory and policy changes.

If we are unable to satisfy governmental regulations relating to the development and commercialization of our drug candidates, we may be unable to obtain or maintain necessary regulatory approvals to commercialize our products.

The research, testing, manufacturing and marketing of drug products are subject to extensive regulation by numerous regulatory authorities in the United States and other countries. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include without limitation:

•	warning letters;

•	civil penalties;

•	criminal penalties;

•	injunctions;

•	product seizure or detention;

•	product recalls;

•	total or partial suspension of manufacturing; and

•	FDA refusal to review or approve pending New Drug Applications or supplements to approved New Drug Applications.

If we obtain a marketing approval for any or our products, we may be required to undertake post-marketing clinical trials or other risk management programs. The scope, complexity, cost and duration of any such clinical trials or risk management programs could vary substantially; consequently, any post-marketing trials or risk management programs could adversely affect the market acceptance of our products and the revenues and profitability of any product sales that we may obtain. In addition, identification of side effects or potential safety or dosing or other compliance issues after a drug is on the market, or the occurrence of manufacturing-related problems, could cause or require subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and/or additional regulatory approvals.

If we receive a marketing approval for any of our products, we will also be subject to ongoing FDA post-marketing obligations and continued regulatory review, such as continued safety reporting requirements. In addition, we or our third party manufacturers will be required to adhere to stringent federal regulations setting forth current good manufacturing practices for pharmaceuticals. These regulations require, among other things, that we manufacture our products and maintain our records in a carefully prescribed manner with respect to manufacturing, testing and quality control activities.

If we receive marketing approval and if any of our products or services become reimbursable by a government health care program, such as Medicare or Medicaid, we will become subject to certain federal and state health care fraud and abuse and reimbursement laws. These laws include the federal “Medicare and Medicaid Fraud and Abuse Act,” “False Claims Act,” and “Prescription Drug Marketing Act,” and their many state counterparts. When we become subject to such laws, our arrangements with third parties, including health care providers, physicians, vendors, distributors, wholesalers and others, will need to comply with these laws, as applicable. We do not know whether our existing or future arrangements will be found to be compliant. Our efforts to comply with these laws may be time-consuming and expensive. Violations of these statutes may result in substantial criminal and civil penalties and exclusion from governmental health care programs.

Our products, even if approved by the FDA or foreign regulatory agencies, may not achieve market acceptance.

If any of our products, after receiving FDA or foreign regulatory approvals, fail to achieve market acceptance, our ability to become profitable in the future will be adversely affected. We believe that market acceptance of our products will depend on our ability to provide acceptable evidence of safety, efficacy and cost effectiveness. If the data from our programs do not provide this evidence, market acceptance of our products will be adversely affected.

In addition, we believe that the level of market acceptance of our products will depend in part on our ability to obtain favorable labeling claims from regulatory authorities. Regulatory authorities have broad discretion in approving the labeling for products. Approved labeling (if any) would have a direct impact on our marketing, promotional and sales programs. Unfavorable labeling would restrict our marketing, promotional and sales programs, which would adversely affect market acceptance of our products.

We also believe that the level of market acceptance of our products will depend in part on whether regulatory authorities impose risk management programs on our products. Risk management programs vary widely in scope and complexity, and can include education and outreach programs, controls on the prescribing, dispensing or use of the product, and/or restricted access systems. If any of our products are subject to risk management programs, the market acceptance of our products may be impaired.

Our ability to compete successfully in our market will directly affect the market acceptance of our products. The pharmaceutical and biopharmaceutical industries, and the market for cardiovascular drugs in particular, are intensely competitive. If our products receive regulatory approvals, they will often compete with well-established, proprietary and generic cardiovascular therapies that have generated substantial sales over a number of years and are widely used by health care practitioners. Even if our products have no direct competition, the promotional efforts for our products will have to compete against the promotional efforts of other products in order to be noticed by physicians and patients. Moreover, the level of promotional effort in the pharmaceutical and biopharmaceutical markets has increased substantially. Market acceptance of our products will be affected by the level of promotional effort that we are able to provide for our products. The level of our promotional efforts will depend in part on our ability to recruit, train and deploy an effective sales and marketing organization. We cannot assure you that the level of promotional effort that we will be able to provide for our products will be sufficient to obtain market acceptance of those products.

If we are unable to develop our own sales and marketing capability or if we are unable to enter into or maintain collaborations with marketing partners, we may not be successful in commercializing our products.

Our successful commercialization of Ranexa, if approved, will depend on our ability to establish an effective sales and marketing organization. We currently have no distribution capability and only limited sales and marketing capabilities. With the 2003 amendment to our sales and marketing services agreement with Innovex, we will now market Ranexa, if approved, ourselves in the United States. In order to do this, we will have to develop our own marketing and sales force with technical expertise and with supporting distribution capability. We have hired a limited number of marketing and sales personnel, and would expect to hire additional personnel in connection with any United States marketing approval for Ranexa. Developing a marketing and sales force, however, is expensive and time consuming and could delay any product launch. We cannot be certain that we will be able to develop this capacity.

Our successful commercialization of Ranexa, if approved, will also depend on the performance of numerous third-party vendors. For example, we will rely on third-party vendors to help recruit an effective sales force, to manufacture Ranexa, to distribute Ranexa, and to administer any physician sampling program. Our level of success in commercializing Ranexa will depend in part on the efforts of these third parties.

For some of our products, we depend on collaborations with third parties, such as Biogen and Fujisawa Healthcare, Inc., which have established distribution systems and direct sales forces. For instance, we have entered into agreements under which Biogen is responsible for worldwide development, marketing and sales of any product that results from the Adentri™ program. The Adentri™ program is intended to develop a new treatment for congestive heart failure. We have also entered into an agreement under which Fujisawa is responsible for marketing and sales of CVT-3146 in North America. Under this agreement, we and Fujisawa are developing CVT-3146 for the potential use as a pharmacologic agent in cardiac perfusion imaging studies, which are more commonly known as cardiac stress tests. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we have little control.

We have no manufacturing experience and will depend on third parties to manufacture our products.

We do not currently operate manufacturing facilities for clinical or commercial production of our products under development. We have no direct experience in manufacturing commercial quantities of any of our products, and we currently lack the resources or capability to manufacture any of our products ourselves on a clinical or commercial scale. As a result, we are dependent on corporate partners, licensees, contract manufacturers or other third parties for the manufacturing of clinical and commercial scale quantities of all of our products.

For example, we have entered into several agreements with third party manufacturers relating to Ranexa, including for commercial scale or scale-up of bulk active pharmaceutical ingredient, tableting, packaging and supply of a raw material component of the product. We currently rely on a single supplier at each step in the production cycle of Ranexa. The commercial launch of Ranexa is thus dependent on these third party arrangements, and could be affected by any delays or difficulties in performance on the part of any of our third party manufacturers for Ranexa. In addition, because we have used different manufacturers for elements of the Ranexa supply chain in different clinical trials and for potential commercial supply, in order to obtain marketing approval from any regulatory authorities (including the FDA) we will be required to demonstrate to the regulatory authorities’ satisfaction the bioequivalence or therapeutic equivalence of the multiple sources of Ranexa used in our clinical trials to the product to be commercially supplied. An unfavorable interpretation by any regulatory authority could delay or prevent regulatory approval for the product.

Furthermore, we and our third party manufacturers, laboratories and clinical testing sites must pass preapproval inspections of facilities by the FDA and corresponding foreign regulatory authorities before obtaining marketing approvals. In addition, manufacturing facilities are subject to inspection by the FDA and other domestic and foreign regulatory authorities. We cannot guarantee that any such inspections will not result in compliance issues that could prevent or delay marketing approval, or require us to expend money or other resources to correct. In addition, drug product manufacturing facilities in California must be licensed by the State of California, and other states may have comparable requirements. We cannot assure you that we will be able to obtain such licenses.

If we do not receive FDA marketing approval for Ranexa, the significant amounts of capital that we are spending to prepare for the potential commercialization of Ranexa could be lost.

The significant amounts of capital that we are spending to provide and/or enhance infrastructure, headcount and inventory in preparation for the potential launch of Ranexa could be lost if we do not receive United States marketing approval for Ranexa. Our Ranexa commercialization efforts include building our sales and marketing infrastructure, increasing our marketing communications efforts, and planning for the hiring and training of a national sales force. We have spent approximately $26.9 million on these activities from January 1, 2002 through September 30, 2003. If the FDA does not approve Ranexa, these expenditures and any future commitments of capital could be lost. The loss of this investment may harm our business, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses. In addition, if FDA approval of Ranexa is delayed, we will incur additional commercialization expenses at a later date to prepare for a delayed launch of Ranexa. If the FDA does approve Ranexa, we expect that our operating expenses will increase substantially in connection with the market launch of the product.

If we are unable to compete successfully in our market, it will harm our business.

There are many existing drug therapies approved in the United States for the treatment of the diseases targeted by our products, and we are also aware of companies that are developing new potential products that may compete in the same markets as our products. For example, there are over fifty companies currently marketing generic and/or branded anti-anginal drugs (beta blockers, calcium channel blockers and nitrates) in the United States, and additional potential therapies may be under development. In addition, over ten companies are currently marketing generic and/or branded drugs in the United States for the treatment of acute atrial arrhythmias, and at least one A1 adenosine receptor agonist compound that could compete with tecadenoson may be under development. In the United States there are over ten companies currently marketing generic and/or branded pharmacologic stress agents, and at least two potential A2A adenosine receptor agonist compounds that could compete with CVT-3146 are under development. There may also be potentially competitive products of which we are not aware. Many of these potential competitors may have substantially greater product development capabilities and financial, scientific, marketing and sales resources. Other companies may succeed in developing products earlier or obtaining approvals from regulatory authorities more rapidly than either we or our corporate partners are able to achieve. Potential competitors may also develop products that are safer, more effective or have other potential advantages compared to those under development or proposed to be developed by us and our corporate partners. In addition, research and development by others could render our technology or our products obsolete or non-competitive.

Failure to obtain adequate reimbursement from government health administration authorities, private health insurers and other organizations could materially adversely affect our future business, market acceptance of our products, results of operations and financial condition.

Our ability and the ability of our existing and future corporate partners to market and sell our products will depend significantly on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers and governmental health administration authorities are increasingly attempting to limit and/or regulate the price of medical products and services, especially branded prescription drugs. Even if our products are deemed to be safe and effective by regulatory authorities, third party payers and governmental health administration authorities may direct patients to generic products or other lower-priced therapeutic alternatives.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. In addition, for sales of our products in Europe, we will be required to seek reimbursement approvals on a country-by-country basis. We cannot be certain that any products approved for marketing will be considered cost effective, that reimbursement will be available, or that allowed reimbursement will be adequate. In addition, payers’ reimbursement policies could adversely affect our or any corporate partner’s ability to sell our products on a profitable basis.

If we are unable to attract and retain collaborators, licensors and licensees, the development of our products could be delayed and our future capital requirements could increase substantially.

We may not be able to retain current or attract new corporate and academic collaborators, licensors, licensees and others. Our business strategy requires us to enter into various arrangements with these parties, and we are dependent upon the success of these parties in performing their obligations. If we fail to obtain and maintain these arrangements, the development and/or commercialization of our products would be delayed. We may be unable to proceed with the development, manufacture or sale of products or we might have to fund development of a particular product candidate internally. If we have to fund the development and commercialization of substantially all of our products internally, our future capital requirements will increase substantially. Our key collaborations and licenses include the following:

•	University of Florida Research Foundation—a 1994 license agreement under which we received patent rights to develop and commercialize new potential drugs known as A1-adenosine receptor antagonists and agonists;

•	Syntex (U.S.A.) Inc.—a 1996 license agreement under which we received rights to develop and commercialize Ranexa for the treatment of angina and other cardiovascular indications;

•	Biogen Idec Inc.—1997 collaboration and license agreements under which we granted Biogen, Inc. (now Biogen Idec) worldwide rights to develop and commercialize new potential drugs based on certain A1-adenosine receptor antagonist patents and technologies, including our rights under the University of Florida Research Foundation license relating to A1-adenosine receptor antagonists; and

•	Fujisawa—a 2000 collaboration and license agreement to develop and commercialize second generation pharmacologic cardiac stress agents, including CVT-3146.

The collaborative arrangements that we may enter into in the future may place responsibility on the collaborative partner for preclinical testing and clinical trials, manufacturing and preparation and submission of applications for regulatory approval of potential pharmaceutical products. We cannot control the amount and timing of resources that our collaborative partners devote to our programs. If a collaborative partner fails to successfully develop or commercialize any product, product launch would be delayed. In addition, our collaborators may pursue competing technologies or product candidates.

Under our collaborative arrangements, we or our collaborative partners may also have to meet performance milestones. If we fail to meet our obligations under our collaborative arrangements, our collaborators could terminate their arrangements or we could lose our rights to the compounds under development. For example, under our agreement with Fujisawa for CVT-3146, we are responsible for development activities and must meet development milestones in order to receive development milestone payments. Under our agreement with Biogen for Adentri™, in order for us to receive development milestone payments, Biogen must meet development milestones. Under our license agreement with Syntex for Ranexa, we are required to use commercially reasonable efforts to develop and commercialize ranolazine for angina, and have related milestone payment obligations.

In addition, collaborative arrangements in our industry are extremely complex, particularly with respect to intellectual property rights, financial provisions, and other provisions such as the parties’ respective rights with respect to decision making. Disputes may arise in the future with respect to these issues, such as the ownership of rights to any technology developed with or by third parties. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative research, development or commercialization of product candidates. These disputes could also result in litigation or arbitration, which is time consuming, expensive and uncertain.

If we are unable to effectively protect our intellectual property, we may be unable to complete development of any products and we may be put at a competitive disadvantage; and if we are involved in an intellectual property rights dispute, we may not prevail and may be subject to significant liabilities or required to license rights from a third party, or cease one or more product programs.

Our success will depend to a significant degree on our ability to, among other things:

•	obtain patents and licenses to patent rights;

•	maintain trade secrets;

•	obtain trademarks; and

•	operate without infringing on the proprietary rights of others.

However, in general we cannot be certain that patents will issue from any of our pending or future patent applications, that any issued patent will not be lost through an interference or opposition proceeding, reexamination request, litigation or otherwise, that any issued patent will be sufficient to protect our technology and investments, or that we will be able to obtain any extensions of patents beyond the initial term. The following table shows the expiration dates in the United States for the primary patents that cover the compounds in our key products:

Product	United States Patent Expiration
Ranexa	2003	*
Tecadenoson	2016
CVT-3146	2019

*	The United States composition of matter patent relating to Ranexa expired in 2003. However, we have received an interim patent term extension under the Hatch-Waxman Act, and if the New Drug Application for Ranexa is approved we plan to reapply on a permanent basis for patent term extension. At such time we expect to be able to receive an extension under the Hatch-Waxman Act, which we anticipate would extend the patent protection for five years to 2008. In addition, we have received issued patents from the United States Patent and Trademark Office claiming methods of using various pharmaceutical dosage forms and sustained release formulations of ranolazine (including the formulation tested in our two pivotal human clinical trials for Ranexa) for the treatment of chronic angina. These patents expire in 2019.

In addition to these issued patents, we have patent applications pending relating to each of our products. Although United States patent applications are now published 18 months after their filing date, as provided by federal legislation enacted in 1999, this statutory change applies only to applications filed on or after November 29, 2000. Applications filed in the United States prior to this date are maintained in secrecy until a patent issues. As a result, we can never be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may be third party patents, patent applications, trademarks and other intellectual property relevant to our compounds, products, services and technology which are not known to us and that block or compete with our compounds, products, services or technology.

Competitors may have filed applications for, or may have received or in the future may receive, patents, trademarks and/or other proprietary rights relating to compounds, products, services or technology that block or compete with ours. We may have to participate in interference proceedings declared by the Patent and Trademark Office. These proceedings determine the priority of invention and, thus, the right to a patent for the technology in the United States. We may also become involved in opposition proceedings in connection with foreign patent filings. In addition, litigation may be necessary to enforce any patents or trademarks issued to us, or to determine the scope and validity of the proprietary rights of third parties. Litigation, interference and opposition proceedings, even if they are successful, are expensive, time-consuming and risky to pursue, and we could use a substantial amount of our limited financial resources in either case.

Just as it is important to protect our proprietary rights, we also must not infringe patents or trademarks of others that might cover our compounds, products, services or technology. If third parties own or have proprietary rights to technology or other intellectual property that we need in our product development and commercialization efforts, we will need to obtain licenses to those rights. We cannot assure you that we will be able to obtain such licenses on economically reasonable terms. If we fail to obtain any necessary licenses, we may be unable to complete product development and commercialization.

We also rely on proprietary technology including trade secrets to develop and maintain our competitive position. Although we seek to protect all of our proprietary technology, in part by confidentiality agreements with employees, consultants, collaborators, advisors and corporate partners, these agreements may be breached. We cannot assure you that the parties to these agreements will not breach them or that these agreements will provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary technology. In addition, we routinely grant publication rights to our scientific collaborators. Although we typically retain the right to delay publication to allow for the preparation and filing of a patent application covering the subject matter of the proposed publication, we cannot assure you that our collaborators will honor these agreements. Publication prior to the filing of a patent application would mean that we would lose the ability to patent the technology outside the United States, and third parties or competitors could exploit the technology. We also may not have adequate remedies to protect our proprietary technology including trade secrets. As a result, third parties may gain access to our trade secrets and other proprietary technology, or our trade secrets and other proprietary technology may become public. In addition, it is possible that our proprietary technology will otherwise become known or be discovered independently by our competitors.

In addition, we may also become subject to claims that we are using trade secrets of others without having the right to do so. Such claims can result in litigation, which can be expensive, time-consuming and risky to defend.

Litigation and disputes related to intellectual property are widespread in the biopharmaceutical industry. Although no third party has asserted a claim of infringement against us, we cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us with respect to our compounds, products, services, technology or other matters. If they do, we may not prevail and, as a result, may be subject to significant liabilities to third parties, may be required to license the disputed rights from the third parties, or may be required to cease using the technology or developing or selling the compounds or products. We may not be able to obtain any necessary licenses on economically reasonable terms, if at all. Any intellectual property- related claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute.

Our business depends on certain key personnel, the loss of whom could weaken our management team, and on attracting and retaining qualified personnel.

The growth of our business and our success depends in large part on our ability to attract and retain key management, research and development, sales and marketing and other operating and administrative personnel. Our key personnel include all of our executive officers and vice presidents, many of whom have very specialized scientific, medical or operational knowledge regarding one or more of our key products. Although we have entered into executive severance agreements and have a severance plan as well, we have not entered into any employment agreements with our key personnel. We are not aware of any plans of any of our key personnel to retire or leave CV Therapeutics. We do not maintain key-person life insurance on any of our employees. The loss of the services of one or more key personnel or the inability to attract and retain additional personnel and develop expertise as needed could limit our ability to develop and commercialize our existing drugs and future drug candidates. Such persons are in high demand and often receive competing employment offers.

In addition, the successful and timely launch of Ranexa will depend in large part on our ability to recruit and train an effective sales and marketing organization in a timely fashion. We cannot assure you that we will be able to attract and retain the qualified personnel or develop the expertise needed to launch Ranexa or to continue to advance our other research and development programs. Our ability to attract and retain key employees in a competitive recruiting environment is dependent on our ability to offer competitive compensation packages, which typically include stock option grants. Current and proposed changes in laws, regulations, corporate governance standards, listing requirements and accounting treatments regarding stock options and other common compensation features, such as loans, may limit or impair our ability to attract and retain key personnel.

Our failure to manage our rapid growth could harm our business.

We have experienced rapid growth and expect to continue to expand our operations over time. As we prepare for the potential commercialization of Ranexa, continue to conduct clinical trials for our product candidates and expand our drug discovery efforts, we have added personnel in many areas, including operations, sales, marketing, regulatory, clinical, finance and information systems. Our growth can be measured by our increasing headcount and total operating expenses. As of January 31, 2002, January 31, 2003 and October 31, 2003, we employed 187, 205 and 254 individuals, respectively, on a full-time basis. In addition, for the fiscal years ended December 31, 2001 and December 31, 2002, and the nine-month period ended September 30, 2003, our total operating expenses were $95.0 million, $118.2 million and $81.8 million, respectively. In addition, we expect significant growth in our sales and marketing organization in preparation for a potential commercial launch of Ranexa. We may not manage this growth effectively, which would harm our business and cause us to incur higher operating costs. If rapid growth continues, it may strain our operational, managerial and financial resources.

If there is an adverse outcome in our pending litigation, such as the securities class action litigation that has been filed against us, our business may be harmed.

We and certain of our officers and directors are named as defendants in a purported securities class action lawsuit filed in August 2003 in the United States District Court for the Northern District of California captioned Crossen v. CV Therapeutics, Inc., et al. The lawsuit is brought on behalf of a purported class of purchasers of our securities, and seeks unspecified damages. As is typical in this type of litigation, several other purported securities class action lawsuits containing substantially similar allegations have since been filed against the defendants, and we expect that additional lawsuits containing substantially similar allegations may be filed in the future. In November 2003, the court appointed a lead plaintiff, and in December 2003, the court consolidated all of the securities class actions filed to date into a single action captioned In re CV Therapeutics, Inc. Securities Litigation. In January 2004, the lead plaintiff filed a consolidated complaint. We and the other named defendants expect to file a motion to dismiss the consolidated complaint in March 2004.

In addition, our directors and certain of our officers have been named as defendants in a derivative lawsuit filed in August 2003 in California Superior Court, Santa Clara County, captioned Kangos v. Lange, et al., which names CV Therapeutics as a nominal defendant. The plaintiff in this action is one of our stockholders who seeks to bring derivative claims on behalf of CV Therapeutics against the defendants. The lawsuit alleges breaches of fiduciary duty and related claims based on purportedly misleading statements concerning our New Drug Application for Ranexa.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of pending litigation. Furthermore, we may have to incur substantial expenses in connection with these lawsuits. In the event of an adverse outcome, our business could be harmed.

Our operations involve hazardous materials, which could subject us to significant liability.

Our research and development and manufacturing activities involve the controlled use of hazardous materials, including hazardous chemicals, radioactive materials and pathogens, and the generation of waste products. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may have to incur significant costs to comply with additional environmental and health and safety regulations in the future. We currently do not carry insurance for hazardous materials claims. We do not know if we will be able to obtain insurance that covers hazardous materials claims at all, or on acceptable terms with adequate coverage against potential liabilities. Although we believe that our safety procedures for handling and disposing of hazardous materials comply in all material respects with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially adversely affect our business, financial condition and results of operations. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future. There can also be no assurance that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

We may be subject to product liability claims if our products harm people, and we have only limited product liability insurance.

The manufacture and sale of human drugs and other therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently have only limited product liability insurance for clinical trials and only limited commercial product liability insurance. We do not know if we will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. This type of insurance is expensive and may not be available on acceptable terms or at all. If we are unable to obtain or maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of our insurance coverage, if any, may require us to pay substantial amounts. This could adversely affect our cash position and results of operations.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant, uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. We currently maintain general liability, property, auto, workers’ compensation, products liability, directors’ and officers’, and employment practices insurance policies. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. The premiums for our directors’ and officers’ insurance policy have increased significantly, and this type of insurance may not be available on acceptable terms or at all. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Our indebtedness and debt service obligations may adversely affect our cash flow, cash position and stock price.

In March 2000, we sold $196.3 million aggregate principal amount of 4.75% convertible subordinated notes due in March 2007. Our annual debt service obligation on these notes is approximately $9.3 million in interest payments. In June 2003, we sold $100.0 million aggregate principal amount of 2.0% senior subordinated convertible debentures due in May 2023. The holders of the debentures may require us to purchase all or a portion of their debentures on May 16, 2010, May 16, 2013 and May 16, 2018, in each case at a price equal to the principal amount of the debentures to be purchased, plus accrued and unpaid interest, if any, to the purchase date. Our annual debt service obligation on these debentures is approximately $2.0 million in interest payments. As of

September 30, 2003, we have approximately $296.3 million in long term debt. We may add additional lease lines to finance capital expenditures and/or may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

We intend to fulfill our debt service obligations from our existing cash and investments. In the future, if we are unable to generate cash or raise additional cash through financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

If either or both of the notes and the debentures are not converted into shares of our common stock before their respective maturity dates, we will have to pay the holders of such notes or debentures the full aggregate principal amount of the notes or debentures then outstanding. Any such payment would have an adverse effect on our cash position. Alternatively, we might need to try to modify the terms of the notes and/or the debentures in ways that could be dilutive to our stockholders.

Our indebtedness could have significant additional negative consequences, including, without limitation:

•	requiring the dedication of a substantial portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;

•	limiting our ability to obtain additional financing; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

The market price of our stock will continue to be highly volatile, and the value of an investment in our common stock may decline.

Within the last 24 months, our common stock has traded between $12.20 and $46.50. The market price of the shares of our common stock has been and may continue to be highly volatile. Announcements and other events may have a significant impact on the market price of our common stock. For example, recent announcements and events related to the FDA’s review of Ranexa have caused significant volatility in the market price of our common stock.

Other announcements and events that can impact the market price of the shares of our common stock include, without limitation:

•	results of our clinical trials and preclinical studies, or those of our corporate partners or our competitors;

•	negative regulatory actions with respect to our new products or regulatory approvals with respect to our competitors’ new products;

•	achievement of other research or development milestones, such as completion of enrollment of a clinical trial or making a regulatory filing;

•	our operating results;

•	developments in our relationships with corporate partners;

•	developments affecting our corporate partners;

•	government regulations, reimbursement changes and governmental investigations or audits related to us or to our products;

•	changes in regulatory policy or interpretation;

•	developments related to our patents or other proprietary rights or those of our competitors;

•	changes in the ratings of our securities by securities analysts;

•	operating results or other developments below the expectations of public market analysts and investors;

•	market conditions for biopharmaceutical or biotechnology stocks in general; and

•	general economic and market conditions.

In addition, if we fail to reach an important research, development or commercialization milestone or result by a publicly expected deadline, even if by only a small margin, there could be a significant impact on the market price of our common stock. For example, in January 2001, we announced that additional patients would need to be enrolled in one of our pivotal human clinical trials of Ranexa to meet a protocol requirement, thereby delaying completion of enrollment of the trial by a number of months. The price of our common stock decreased significantly after this announcement.

The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and biopharmaceutical companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

If shares of common stock are sold in our equity line of credit arrangement, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

We have entered into a common stock purchase agreement with Acqua Wellington, pursuant to which we may sell to Acqua Wellington up to $100.0 million of our common stock, or the number of shares which is one less than twenty percent (20%) of the issued and outstanding shares of our common stock as of July 3, 2003, whichever occurs first, at a discount of 3.8% to 5.8%, to be determined based on our market capitalization at the start of the draw-down period, unless we agree with Acqua Wellington to a different discount. Upon each sale of our common stock to Acqua Wellington under the purchase agreement, we have also agreed to pay Alder Creek Capital, L.L.C., Member NASD/SIPC, a placement fee equal to one fifth of one percent of the aggregate dollar amount of common stock purchased by Acqua Wellington. As of January 31, 2004, we had sold an aggregate of 1,271,586 shares of our common stock to Acqua Wellington under this arrangement. Our existing common stockholders will experience immediate dilution upon the purchase of any additional shares of our common stock by Acqua Wellington. The purchase agreement with Acqua Wellington provides that, at our request, Acqua Wellington will purchase a certain dollar amount of shares, with the exact number of shares to be determined based on the per share market price of our common stock over the draw-down period for said purchase. As a result, if the per share market price of our common stock declines over the draw-down period, Acqua Wellington will receive a greater number of shares for its purchase price, thereby resulting in further dilution to our stockholders and potential downward pressure of the price of our stock.

Provisions of Delaware law and in our charter, by-laws and our rights plan may prevent or frustrate any attempt by our stockholders to replace or remove our current management and may make the acquisition of CV Therapeutics by another company more difficult.

In February 1999, our board of directors adopted a stockholder rights plan, which was amended in July 2000 to lower the triggering ownership percentage and increase the exercise price. In addition, in February 1999, our board of directors authorized executive severance benefit agreements for certain executives in the event of a change of control. We entered into these severance agreements with these executives. Subsequently, in November 2002 the board approved additional as well as amended executive severance agreements and a severance plan. Our rights plan and these severance arrangements may delay or prevent a change in our current management team and may render more difficult an unsolicited merger or tender offer.

The following provisions of our Amended and Restated Certificate of Incorporation, as amended, and our by-laws, may have the effects of delaying or preventing a change in our current management and making the acquisition of CV Therapeutics by a third party more difficult:

•	our board of directors is divided into three classes with approximately one third of the directors to be elected each year, necessitating the successful completion of two proxy contests in order for a change in control of the board to be effected;

•	any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing;

•	advance written notice is required for a stockholder to nominate a person for election to the board of directors and for a stockholder to present a proposal at any stockholder meeting; and

•	directors may be removed only for cause by a vote of a majority of the stockholders and vacancies on the board of directors may only be filled by a majority of the directors in office.

In addition, our board of directors has the authority to issue shares of preferred stock without stockholders’ approval, which also could make it more difficult for stockholders to replace or remove our current management and for another company to acquire us. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which could delay a merger, tender offer or proxy contest or make a similar transaction more difficult. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

If our outstanding convertible debt is converted into shares of our common stock, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

The 4.75% convertible subordinated notes that we issued in March 2000 and the 2.0% senior subordinated convertible debentures that we issued in June 2003 are convertible, at the option of the holders, into shares of our common stock at initial conversion rates of 15.6642 shares of common stock per $1,000 principal amount of notes and 21.0172 shares of common stock per $1,000 principal amounts of debentures, respectively, each subject to adjustment in certain circumstances. If the notes were all converted at their initial conversion rate, we would be required to issue approximately 3,074,100 shares of our common stock. If the debentures were all converted at their initial conversion rate, we would be required to issue approximately 2,101,720 shares of our common stock. We have reserved shares of our authorized common stock for issuance upon conversion of the notes and the debentures. If either or both of the notes and the debentures are converted into shares of our common stock, our existing stockholders will experience immediate dilution and our common stock price may be subject to significant downward pressure.

THE COMPANY

CV Therapeutics was incorporated in Delaware in December 1990, and in June 1992 we changed our name to CV Therapeutics, Inc. We are a biopharmaceutical company engaged in the discovery, development and commercialization of novel, small molecule drugs for the treatment of cardiovascular diseases.

Our executive offices are located at 3172 Porter Drive, Palo Alto, California 94304, and our telephone number is (650) 384-8500. CV Therapeutics(R), CVT(R) , CV Therapeutics logo™ and Ranexa™ are our trademarks. All other service marks and all brand names or trademarks appearing in this prospectus are the property of their respective holders.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include funding research, development and product manufacturing, development of clinical trials, preparation and filing of new drug applications, product commercialization, increasing our working capital, reducing indebtedness, acquisitions or investments in businesses, products or technologies that are complementary to our own, and capital expenditures. Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing securities.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Ratio Of Earnings To Fixed Charges

The following summary is qualified by the more detailed information appearing in the computation table found in Exhibit 12.1 to the registration statement of which this prospectus is part. Our ratio of earnings to fixed charges for each of our fiscal years from 1998 to 2002 and for the nine months ended September 30, 2003 were as follows:

	Year ended December 31,					Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $12.6 million in 1998, $23.1 million in 1999, $38.4 million in 2000, $79.7 million in 2001, $107.8 million in 2002 and $75.9 million for the nine months ended September 30, 2003.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

To date, we have not paid or accrued dividends on any shares of preferred stock; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are unchanged from the ratios presented above.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 85,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of February 4, 2004, there were 29,833,616 shares of common stock outstanding held of record by approximately 71 holders and no shares of preferred stock outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon our liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. Attached to and trading with each share of common stock are the rights to acquire our Series A junior participating preferred stock pursuant to our First Amended and Restated Rights Agreement dated as of July 19, 2000. Each share of common stock carries with it one right to purchase 1/100th of a share of our series A junior participating preferred stock.

Preferred Stock

Of the 5,000,000 shares of preferred stock that we are authorized to issue, 850,000 shares are designated series A junior participating preferred stock and are reserved for issuance pursuant to our Rights Agreement. Our board of directors may increase the number of shares designated as Series A junior participating preferred stock without further stockholder action. Under our certificate of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our board of directors. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

GENERAL DESCRIPTION OF SECURITIES

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, in one or more offerings, up to $300,000,000 in the aggregate of:

•	our secured or unsecured debt securities, in one or more series, which may be either senior, senior subordinated or subordinated debt securities;

•	shares of our preferred stock, par value $0.001 per share, in one or more series;

•	shares of our common stock, par value $0.001 per share, and the rights to acquire our series A junior participating preferred stock that are attached to and trade with the common stock;

•	warrants to purchase our preferred stock or our common stock;

•	warrants to purchase our debt securities; or

•	any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale.

We may issue the debt securities as exchangeable for and/or convertible into shares of common stock, preferred stock and/or other securities. The preferred stock may also be exchangeable for and/or convertible into shares of common stock, another series of preferred stock or other securities. The debt securities, the preferred stock, the common stock and the warrants are collectively referred to herein as the securities. When a particular series of securities is offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. The following description of debt securities will apply to the debt securities offered by this prospectus unless we provide otherwise in the applicable prospectus supplement, as established under a supplement to the indenture, a board resolution or an officers’ certificate delivered pursuant to the indenture. The applicable prospectus supplement for a particular series of debt securities may specify different or additional terms.

We may offer under this prospectus up to $300,000,000 aggregate principal amount of secured or unsecured debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $300,000,000. The debt securities may be either senior debt securities, senior subordinated debt securities or subordinated debt securities.

The debt securities offered hereby may be issued under an indenture between us and a trustee. We have filed a copy of the form indenture as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. We have summarized select portions of the indenture below. The summary is not complete. In the summary below, we have included parenthetical cross-references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary below have the meanings specified in the indenture.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and detailed or determined in the manner provided in a Board of Directors resolution, an officers’ certificate or by a supplemental indenture. (Section 2.2) The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the initial offering price, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of, premium, and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the Events of Default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities. (Section 2.2)

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Payment of Interest and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary, or a nominee of the Depositary (we will refer to any debt security represented by a global debt security as a book-entry debt security), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a certificated debt security), as described in the applicable prospectus supplement. Except as described under “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities.    You may transfer or exchange certificated debt securities at the trustee’s office or paying agencies in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may transfer certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the old certificate representing those certificated debt securities and either we or the trustee will reissue the old certificate to the new holder or we or the trustee will issue a new certificate to the new holder.

Global Debt Securities and Book-Entry System.    Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary.

The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security (we shall refer to these persons as participants) or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by the global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described herein, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, to exercise any rights of a holder under the indenture, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.

We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture. (Section 2.14.6)

We will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. (Section 2.14.5) We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of the Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Securities Exchange Act, and a successor Depositary registered as a clearing agency under the Securities Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have any of the book-entry debt securities of any series represented by one or more global debt securities and, in that event, we will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information in this section concerning the Depositary and the Depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

No Protection in the Event of a Change in Control

Unless we provide otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control).

Covenants

Unless we provide otherwise in the applicable prospectus supplement, the debt securities will not contain any restrictive covenants, including covenants restricting us or any of our subsidiaries from incurring, issuing, assuming or guarantying any indebtedness secured by a lien on any of our or our subsidiaries’ property or capital stock, or restricting us or any of our subsidiaries from entering into any sale and leaseback transactions.

Consolidation, Merger and Sale of Assets

Unless we provide otherwise in the applicable prospectus supplement, we may not consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a “successor person”), and we may not permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

•	the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met. (Section 5.1)

Events of Default

Unless we provide otherwise in the applicable prospectus supplement, “event of default” means with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 90 days (unless the entire amount of such payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 90-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•	default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 51% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of our bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. (Section 6.1) An event of default may also be an event of default under our bank credit agreements or other debt securities in existence from time to time and under certain guaranties by us of any subsidiary indebtedness. In addition, certain Events of Default or an acceleration under the indenture may also be an event of default under some of our other indebtedness outstanding from time to time.

Unless we provide otherwise in the applicable prospectus supplement, if an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing (other than certain events of our bankruptcy, insolvency or reorganization), then the trustee or the holders of not less than 51% in principal amount of the outstanding debt securities of that series may, by written notice to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and premium of all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and premium with respect to debt securities of that series, have been cured or waived as provided in the indenture. (Section 6.2) For information as to waiver of defaults see the discussion under “Modification and Waiver” below. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an event of default and the continuation of an event of default.

Unless we provide otherwise in the applicable prospectus supplement, the indenture will provide that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.1(e)) Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 6.12)

Unless we provide otherwise in the applicable prospectus supplement, no holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least 51% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days. (Section 6.7)

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment. (Section 6.8)

The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a certificate as to compliance with the indenture. (Section 4.3) The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities. (Section 7.5)

Modification and Waiver

Unless we provide otherwise in the applicable prospectus supplement, we and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We and the trustee may not make any modification or amendment without the consent of the holder of each affected debt security then outstanding if that amendment will:

•	change the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration);

•	make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities, the right of holders to institute suit for the enforcement of the payment or the right of holders to waive past defaults or to amend the limitations described in this bullet point; or

•	waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt securities. (Section 9.3)

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance with provisions of the indenture. (Section 9.2) The holders of a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all the debt securities of that series, waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series; PROVIDED, HOWEVER, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration. (Section 6.13)

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance.    The indenture provides that, unless the terms of the applicable series of debt securities provide otherwise, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of the series, to replace stolen, lost or mutilated debt securities of the series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations (as described at the end of this section), that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of such payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred. (Section 8.3)

Defeasance of Certain Covenants.    The indenture provides that, unless the terms of the applicable series of debt securities provide otherwise, upon compliance with certain conditions, we may omit to comply with the restrictive covenants contained in Sections 4.2 (SEC Reports), 4.3 through 4.6 (Compliance Certificate; Stay, Extension and Usury Laws; Corporate Existence; Taxes) and 5.1 (When We May Merge, Etc.) of the indenture, as well as any additional covenants contained in a supplement to the indenture, a board resolution or an officers’ certificate delivered pursuant to the indenture. The conditions include:

•

depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred. (Section 8.4)

Covenant Defeasance and Events of Default.    In the event we exercise our option, as described above, not to comply with certain covenants of the indenture with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we will remain liable for those payments.

“Foreign government obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

•	direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

Conversion and Exchange Rights

The debt securities may be exchanged for and/or converted into shares of common stock, shares of preferred stock or other securities. The terms, if any, on which the debt securities may be exchanged for and/or converted will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock, preferred stock or other securities to be received by the holders of the debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Section 10.10)

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate and will apply to the preferred stock offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of preferred stock may specify different or additional terms. The description of certain provisions of the preferred stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of the preferred stock, which will be filed with the Securities and Exchange Commission.

General

We have authority under our certificate of incorporation to issue 5,000,000 shares of preferred stock, 850,000 of which are designated Series A junior participating preferred stock and are reserved for issuance pursuant to our First Amended and Restated Rights Agreement, dated as of July 19, 2000. Our board of directors may increase the number of shares designated as Series A junior participating preferred stock without further stockholder action. As of the date of this prospectus, no shares of our preferred stock are outstanding.

Under our certificate of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our board of directors. As used herein, the term “board of directors” includes any duly authorized committee thereof. The issuance of the preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

The preferred stock shall have the dividend, liquidation, redemption and voting rights set forth below unless we provide otherwise in a prospectus supplement relating to a particular series of the preferred stock. Reference is made to the prospectus supplement relating to the particular series of the preferred stock offered thereby for specific terms, including:

•	the designation and stated value per share of such preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the initial public offering price at which such preferred stock will be issued;

•	the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

The preferred stock will, if and when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

Dividend Rights

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our funds legally available therefore, cash dividends on such dates and at such rates as set forth in, or as are determined by the method described in, the prospectus supplement relating to such series of the preferred stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on our stock books on such record dates, fixed by our board of directors, as specified in the prospectus supplement relating to such series of preferred stock.

Such dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to such series of preferred stock. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and we will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of preferred stock for which dividends are cumulative will accrue from the date on which we initially issue shares of such series.

Bank credit agreements that we may enter into from time to time and debt securities that we may issue from time to time may restrict our ability to declare or pay dividends on our capital stock.

Unless otherwise specified in the applicable prospectus supplement, so long as the shares of any series of the preferred stock are outstanding, unless:

•	full dividends (including if such preferred stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the preferred stock of such series and all other classes and series of our preferred stock, other than junior stock, as defined below and

•	we are not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of preferred stock of such series or any shares of any of our other preferred stock of any class or series, other than junior stock, as defined below, we may not declare any dividends on any shares of our common stock or any of our other stock ranking as to dividends or distributions of assets junior to such series of preferred stock (we refer to this common stock and any such other stock as junior stock), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of junior stock or make any distribution in respect of any shares of junior stock, whether in cash or property or in obligations of our stock, other than in junior stock which is neither convertible into, nor exchangeable or exercisable for, any of our securities other than junior stock.

Liquidation Preferences

Unless otherwise specified in the applicable prospectus supplement, in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each series of the preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to the holders of common stock or any other shares of our stock ranking junior as to such distribution to such series of the preferred stock, the amount set forth in the prospectus supplement relating to such series of the preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, the amounts payable with respect to the preferred stock of any series and any other shares of our preferred stock, including any other series of the preferred stock, ranking as to any such distribution on a parity with such series of the preferred stock are not paid in full, the holders of the preferred stock of such series and of such other shares of our preferred stock will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the preferred stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless we provide otherwise in the applicable prospectus supplement, the holders of each such series of the preferred stock will be entitled to no further participation in any distribution of our assets.

Redemption

A series of the preferred stock may be redeemable, in whole or from time to time in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of the preferred stock redeemed by us will be restored to the status of authorized but unissued shares of our preferred stock.

In the event that fewer than all of the outstanding shares of a series of the preferred stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata, subject to rounding to avoid fractional shares, as may be determined by us or by any other method as may be determined by us in our sole discretion to be equitable. From and after the redemption date, unless default is made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any, dividends will cease to accumulate on the shares of the preferred stock called for redemption and all rights of the holders thereof, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, will cease.

Unless otherwise specified in the applicable prospectus supplement, so long as any dividends on shares of any series of the preferred stock or any other series of our preferred stock ranking on a parity as to dividends and distribution of assets with such series of the preferred stock are in arrears, no shares of any such series of the preferred stock or such other series of our preferred stock will be redeemed, whether by mandatory or optional redemption, unless all such shares are simultaneously redeemed, and we will not purchase or otherwise acquire any such shares; PROVIDED, HOWEVER, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Conversion and Exchange Rights

The terms, if any, on which shares of the preferred stock of any series may be exchanged for or converted into shares of common stock, another series of the preferred stock or any other security will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock, the shares of another series of the preferred stock or the amount of any other securities to be received by the holders of the preferred stock would be calculated as of a time and in the manner stated in the prospectus supplement.

Voting Rights

Except as indicated in a prospectus supplement relating to a particular series of the preferred stock, or except as required by applicable law, the holders of the preferred stock will not be entitled to vote for any purpose.

DESCRIPTION OF COMMON STOCK

We have authority under our certificate of incorporation to issue 85,000,000 shares of common stock. As of February 4, 2004, 29,833,616 shares of our common stock were outstanding. Attached to and trading with each share of common stock are the rights to acquire our Series A junior participating preferred stock. Each share of common stock carries with it one right to purchase 1/100th of a share of our Series A junior participating preferred stock.

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect our entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to our board of directors.

The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available therefore and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Bank credit agreements that we may enter into from time to time and debt securities that we may issue from time to time may restrict our ability to declare or pay dividends on our common stock. Upon our liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock are, and all shares being offered by this prospectus will be, fully paid and not liable to further calls or assessment by us.

DESCRIPTION OF WARRANTS

We may issue debt warrants to purchase debt securities, as well as equity warrants to purchase preferred stock or common stock. The warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants are to be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the prospectus supplement relating to warrants being offered pursuant to such prospectus supplement. The following description of warrants will apply to the warrants offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of warrants may specify different or additional terms.

Debt Warrants

The applicable prospectus supplement will describe the terms of debt warrants offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each debt security;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant;

•	the date on which the right to exercise the debt warrants will commence, and the date on which this right will expire;

•	the maximum or minimum number of debt warrants which may be exercised at any time;

•	a discussion of any material federal income tax considerations; and

•	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of debt warrants.

Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon exercise and will not be entitled to payment of principal of or any premium, if any, or interest on the debt securities purchasable upon exercise.

Equity Warrants

The applicable prospectus supplement will describe the following terms of equity warrants offered:

•	the title of the equity warrants;

•	the securities (i.e., preferred stock or common stock) for which the equity warrants are exercisable;

•	the price or prices at which the equity warrants will be issued;

•	if applicable, the designation and terms of the preferred stock or common stock with which the equity warrants are issued, and the number of equity warrants issued with each share of preferred stock or common stock;

•	if applicable, the date on and after which the equity warrants and the related preferred stock or common stock will be separately transferable;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other terms of the equity warrants, including terms, procedures and limitations relating to the exchange and exercise of equity warrants.

Holders of equity warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as our stockholders.

The exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each equity warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of common stock or preferred stock or a stock split, reverse stock split, combination, subdivision or reclassification of common stock or preferred stock. In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each equity warrant, we may elect to adjust the number of equity warrants. No adjustments in the number of shares purchasable upon exercise of the equity warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of equity warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of our property as an entirety or substantially as an entirety, the holder of each outstanding equity warrant shall have the right to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which the equity warrant was exercisable immediately prior to such transaction.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash such principal amount of securities or shares of stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered thereby. After the close of business on the expiration date, unexercised warrants will become void.

The warrants may be exercised as set forth in the prospectus supplement relating to the warrants offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

PLAN OF DISTRIBUTION

We may sell securities to one or more underwriters for public offering and sale by them and may also sell securities to investors directly or through agents. We have reserved the right to sell securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Sales of securities offered pursuant to this registration statement may be effected from time to time in one or more transactions on the Nasdaq National Market or in negotiated transactions or a combination of these methods. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

Underwriters may sell securities to or through dealers and they may pay the dealers compensation in the form of discounts, concessions or commissions. Any purchasers may also pay the dealers commissions. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. Unless we provide otherwise in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

We will identify any underwriter, dealer or agent involved in the offer and sale of securities and set forth any compensation that we paid to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, in the applicable prospectus supplement.

We may enter into agreements with underwriters, dealers and agents which may entitle them to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Exchange Act, and to reimbursement by us for certain expenses.

To facilitate an offering of a series of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we have sold to them. In such circumstances, such persons would cover the over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if securities that they sold are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Sales of Securities in Connection with Derivative Transactions

The Company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Company or borrowed from the Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). The Company and the underwriter will comply with the letter of the Staff of the Divisions of Corporation Finance of the Securities and Exchange Commission: Goldman, Sachs & Co. (Avail. October 9, 2003).

VALIDITY OF SECURITIES

Certain legal matters with respect to the securities offered hereby have been passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

7,300,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

June 29, 2005

Lehman Brothers	Merrill Lynch & Co.

Piper Jaffray SG Cowen & Co. First Albany Capital